U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).

1. Name and Address of Reporting Person Richard D. Surber	2. Issuer Name and Ticker or Trading Symbol Axia Group, Inc. OTC-Bulletin Board Symbol = AXIA	6. Relationship of Reporting Person to Issuer

(Check all applicable)

X Director                    X 10% Owner

X Officer (give             __ Other (specify

                   title                                below)

                 below)

President and Director of Axia Group, Inc.; President and Director of Wichita Development Corporation

(Last) (First) (Middle) 268 West 400 South - Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year January 2001
(Street) Salt Lake City Utah 84101		5. If Amendment, Date of Original January 2001
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	January 4, 2001	P	V	7,500	A	$0.622	1,091,397	I	By Wichita Development Corporation
Common Stock	January 5, 2001	P	V	2,500	A	$0.625	1,091,397	D
Common Stock	January 8, 2001	P	V	2,000	A	$0.6875	1,091,397	D
Common Stock	January 9, 2001	P	V	3,000	A	$0.6875	1,091,397	I	By Wichita Development Corporation
Common Stock	January 10, 2001	P	V	2,500	A	$0.875	1,091,397	D
Common Stock	January 12, 2001	P	V	2,500	A	$0.875	1,091,397	I	By Wichita Development Corporation
Common Stock	January 12, 2001	P	V	2,500	A	$0.74	1,091,397	I	By Wichita Development Corporation
Common Stock	January 12, 2001	P	V	500	A	$1.00	1,091,397	I	By Wichita Development Corporation
Common Stock	January 12, 2001	P	V	500	A	$1.01	1,091,397	I	By Wichita Development Corporation
Common Stock	January 17, 2001	P	V	2,500	A	$0.8438	1,091,397	I	By Wichita Development Corporation
Common Stock	January 24, 2001	P	V	5,000	A	$0.7188	1,091,397	I	By Wichita Development Corporation
Common Stock	January 25, 2001	P	V	5,000	A	$0.75	1,091,397	I	By Wichita Development Corporation
Common Stock	January 29, 2001	P	V	10,000	A	$0.743	1,091,397	I	By Wichita Development Corporation

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute

 Federal Criminal Violations.                                                                 /s/ Richard D. Surber                      April 5, 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     **Signature of Richard D. Surber            Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

SEC 1474 (8-92)